Exhibit 99.2

Algoma Annual Report 2003 \ 17

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the 2003 Audited Consolidated Financial Statements and accompanying Notes. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties.

REORGANIZATION
On January 29, 2002, Algoma implemented its Plan of Arrangement and Reorganization and emerged from protection under the Companies’ Creditors Arrangement Act (“CCAA”). For accounting purposes, the reorganization was reported in conformity with fresh start accounting principles with an effective date of January 31, 2002 (see note 1 to the consolidated financial statements for additional information). Comparative financial information for periods prior to January 31, 2002 is required under securities legislation and may be of limited interest to some readers. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In the following discussions, the period of February 1, 2002 to December 31, 2002 is referred to as either the “post-reorganization period” or the “eleven-month period”. The twelve-month period ended December 31, 2002 is referred to as either “year 2002” or “2002”.

GENERAL
Algoma Steel Inc. has restated its financial results for the eleven months ended December 31, 2002. The restatement involves an increase to the tax provision in the amount of $26 million, with an offsetting credit to contributed surplus. In accordance with generally accepted accounting principles, this change results from recognizing tax assets at the restructuring date as a direct credit to contributed surplus in shareholders’ equity rather than by flowing the benefit through the income statement. The restatement has no effect on income from operations, current or future cash flow, working capital or shareholders’ equity.

In 2003, Algoma reported net income of $9 million (basic earnings per share of $0.33 or diluted earnings per share of $0.27) compared to net income for the eleven-month period ended December 31, 2002 of $17 million and a net loss for the year 2002 of $9 million. The decline in net income from the eleven-month period ended December 31, 2002 was the result of lower selling prices in 2003, partially offset by foreign exchange gains from the appreciation of the Canadian dollar versus the U.S. dollar. The improvement in net income from the year 2002 was mainly attributable to lower financial expense including a foreign exchange gain and a net loss of $26 million in the pre-reorganization period of January 2002, partially offset by lower selling prices.

18 \ Algoma Annual Report 2003

Statement of Income (Loss)

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(restated)		(restated)
Sales (1)	$1,138	$1,080	$88	$961
Operating expenses
Cost of sales (1)	1,024	916	90	1,010
Administrative and selling	46	36	3	38

	1,070	952	93	1,048

Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA) (2)	68	128	(5)	(87)
Depreciation and amortization	55	52	6	70

Income (loss) from operations	13	76	(11)	(157)
Financial expense (income)	(14)	31	5	118

Income (loss) before the following:	27	45	(16)	(275)
Gain on demutualization of insurance provider	–	–	–	19
Loss on disposal of joint venture interest	–	–	(7)	–
Reorganization expenses	–	–	(3)	(51)

Income (loss) before income taxes	27	45	(26)	(307)
Income taxes	18	28	–	56

Net income (loss)	$9	$17	$(26)	$(363)

(1)	Freight costs, previously deducted from sales, have been reclassified as cost of sales and all previous periods have been restated to reflect this reclassification.
(2)	EBITDA: Earnings before interest, taxes, depreciation and amortization, exchange (gain) loss on long-term debt, demutualization gain and reorganization expenses.

This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. This earnings measure is provided to assist users in analyzing operating profitability before non-operating expenses and non-cash charges.

Statement of Income (Loss) from Operations per Ton of Shipments

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

				(restated)
Sales	$524	$556	$454	$499

Operating expenses
Cost of sales	472	471	464	524
Administrative and selling	21	19	16	20

	493	490	480	544

Earnings (loss) before interest, taxes,
depreciation and amortization (EBITDA)	31	66	(26)	(45)
Depreciation and amortization	25	27	31	36

Income (loss) from operations	$6	$39	$(57)	$(81)

Algoma Annual Report 2003 \ 19

RESULTS OF OPERATIONS
Income from operations for the year 2003 was $13 million or $6 per ton of steel shipped. For the post-reorganization period, income from operations was $76 million or $39 per ton of steel shipped. For the year 2002, income from operations was $65 million or $30 per ton shipped. The decline in 2003 was mainly the result of lower selling prices due mainly to the significant strengthening of the Canadian dollar in 2003. The average unit cost of sales was relatively unchanged from 2002 to 2003.

Selected Financial Data for the Three Years Ended December 31, 2003

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) from	(Loss) from		Net Income	Net Income
(Canadian $ millions except		(Loss) from	Operations	Operations	Net Income	(Loss)	(Loss)
per share data)	Sales	Operations	per Share	per Share	(Loss)	per Share	per Share

2003	$	$	$	$	$	$	$
4th quarter	267	17	0.71	0.56	10	0.42	0.33
3rd quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st quarter	314	8	0.31	0.24	7	0.28	0.22

2002
4th quarter	286	5	0.22	0.17	(4)	(0.18)	(0.18)
3rd quarter	326	47	1.97	1.56	11	0.45	0.37
2nd quarter	301	21	1.03	0.72	14	0.66	0.47
1st quarter – Feb./Mar.	167	3	0.16	0.10	(4)	(0.23)	(0.23)
1st quarter – Jan.	88	(11)	(0.20)	(0.20)	(26)	(0.49)	(0.49)

2001 (1)
4th quarter	223	(47)	(0.87)	(0.87)	(117)	(2.18)	(2.18)
3rd quarter	255	(14)	(0.27)	(0.27)	(62)	(1.15)	(1.15)
2nd quarter	243	(43)	(0.80)	(0.80)	(47)	(0.89)	(0.89)
1st quarter	240	(53)	(0.99)	(0.99)	(137)	(2.55)	(2.55)

Notes:
(1)
Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation. The 2001 and 2002 results have been restated to reflect this change.

SALES
Sales revenue of $1.138 billion was down 3% from $1.168 billion in 2002. Shipments increased by 2% to 2.17 million tons from 2.14 million tons in 2002. Average revenue per ton shipped declined to $524 versus $547 in 2002. The decline in revenue per ton was due primarily to the significant strengthening of the Canadian dollar in 2003. Pricing levels are established by U.S. markets, and a stronger Canadian dollar results in lower pricing realizations for Canadian producers. The average exchange rate of the Canadian dollar to the U.S. dollar was $1.4010 in 2003 compared to $1.5704 in 2002, an appreciation of 12%.

Steel Shipments

							Annualized
			February to December		January		% Increase
	2003		2002		2002		(Decrease)

	(000’s) Tons	Percent	(000’s) Tons	Percent	(000’s) Tons	Percent
Sheet	1,761	81%	1,653	85%	167	86%	(3%)
Plate	409	19%	289	15%	27	14%	29%

Total	2,170	100%	1,942	100%	194	100%	2%

20 \ Algoma Annual Report 2003

Selling Prices

							Annualized
							% Increase
							(Decrease)
							in Price per
			February to December		January		Ton of
	2003		2002		2002		Shipments

	Per Ton of	Sales	Per Ton of	Sales	Per Ton of	Sales
	Shipments	(millions)	Shipments	(millions)	Shipments	(millions)
Sheet	$482	$848	$512	$846	$425	$71	(4%)
Plate	641	262	685	198	630	17	(6%)

Total Steel Shipments	512	1,110	538	1,044	454	88	(3%)
Other Sales	n/a	28	n/a	36	n/a	–	n/a

Total	$524	$1,138	$556	$1,080	$454	$88	(4%)

SHEET
Sheet products include hot-rolled coils, cut-to-length cold-rolled coils and also first-stage blanks. The average revenue per ton for sheet products in 2003 was $482 as compared with $504 per ton realized in the year 2002 ($512 per ton in the post-reorganization period). The decrease was primarily due to the negative effect of the stronger Canadian dollar. Shipments for 2003 were 1.76 million tons, a 3% decrease over the 1.82 million tons shipped in the year 2002. The decrease in shipments combined with lower selling prices, resulted in an 8% decrease in total sheet revenue.

PLATE
Plate products include as-rolled and heat-treated plate and welded wide flange beams. The average revenue per ton shipped decreased to $641 in 2003 compared to $680 in the year 2002 ($685 per ton in the post-reorganization period), primarily a result of the stronger Canadian dollar in 2003. Plate products accounted for 19% of total shipments in 2003 as compared with 15% in the year 2002.

OTHER SALES
Other sales include processing of customer-owned steel, and the sale of slag, coke braize, by-product scrap and chemical by-products. Other sales decreased to $28 million in 2003 from $36 million in the year 2002 mainly due to lower revenue from the conversion of slabs to coil for customer-owned steel.

OPERATING COSTS
Algoma’s cost of sales for the year 2003 was $1,024 million or 90% of sales, compared to $1,006 million or 86% of sales in 2002. Cost of sales per ton shipped was $472 in the year 2003 up slightly from $471 in 2002.

Major elements of operating costs:

	2003	2002	2001

Raw materials	37%	37%	36%
Labour	25	25	30
Other supplies and services	17	19	20
Energy	16	15	14
Purchased steel	2	2	–
Purchased scrap	3	2	–

Total	100%	100%	100%

(The proportion of these major elements for January 2002 and the eleven-month period does not vary significantly from that presented for the year 2002.)

Algoma Annual Report 2003 \  21

RAW MATERIALS
Raw materials include coal, ore, purchased coke and alloys.

Algoma obtains its coal requirements through a U.S. supplier owned consignment inventory. $99 million of coal was consumed in 2003, down 16% from $117 million in 2002. The stronger Canadian dollar versus the U.S. dollar, 2003 versus 2002, is the main reason for the drop in costs. The current agreement with this supplier expires March 31, 2006.

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, Algoma entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore. The arrangement permits Algoma to avoid certain risks associated with mine ownership. Total consumption of ore in 2003 was $179 million compared to $198 million in 2002. Production levels of iron in 2003 were virtually unchanged from the 2002 levels. Lower ore costs were the result of the stronger Canadian dollar.

In 2003, Algoma purchased $56 million of alloys, up from $50 million in 2002 due to slightly higher operating levels and product mix. The major alloys used are aluminum, manganese, calcium and ferro molybdenum.

LABOUR
At the end of 2003, there were approximately 2,900 employees working at Algoma, down 15% from approximately 3,400 at the end of 2002. The net decrease of 500 employees was achieved despite the fact that production levels of raw steel were up slightly from the 2002 level. The average labour cost per hour increased by 14% in 2003. This was mainly due to wage increases associated with the collective bargaining agreements and higher benefit costs, in particular the cost of pensions. Total labour costs in 2003 decreased by $5 million compared to 2002. The current collective agreements expire July 31, 2004.

OTHER SUPPLIES AND SERVICES
Included in other supplies and services are costs related to the purchase of services and materials used in both operating and maintenance activities. In 2003, other supplies and services costs were 17% of operating costs, compared with 19% in 2002. On a cost per product ton basis, these costs were down approximately 6%.

ENERGY
In 2003, total natural gas costs were $89 million compared to $82 million in 2002. The increase was due primarily to higher prices. During 2003, fixed contracts were in place for approximately 70% of Algoma’s monthly requirements. The fixed contract pricing was below spot market pricing for the majority of the contract period.

During 2003, Algoma obtained electricity through third-party fixed-price contracts as well as from the Independent Market Operator in Ontario at spot prices. During 2003 Algoma had fixed-price contracts representing approximately 65% of its average monthly electricity purchases. The fixed contract pricing closely approximated spot market pricing for the majority of the contract period. Electric power unit costs increased by 1% in 2003 and total units purchased increased by less than 1%. Total purchased electricity consumed in operations was $35 million.

Praxair Canada Inc. supplies oxygen through a 15-year agreement, effective July 1, 2000. Algoma’s total cost of oxygen in 2003 at $23 million was unchanged from 2002.

PURCHASED STEEL
Algoma made no purchases of semi-finished steel products in 2003 as compared to purchases of 109,000 tons in 2002 at a cost of $39 million. Of the 50,500 tons of slab inventory at the 2002 year-end, 39,600 tons were consumed in 2003 at a cost of $14 million. At the end of 2002 the Company had provided $4 million for potential loss in value on defective steel purchased from a supplier. The claim against the supplier was resolved in 2003 and Algoma received $1.8 million in settlement of the claim.

22 \ Algoma Annual Report 2003

PURCHASED SCRAP
Algoma consumed 179,000 tons of purchased steel and iron scrap in 2003 at a total cost of $32 million as compared to consumption in 2002 of 133,000 tons at a cost of $23 million. The increase in consumption is mainly the result of less tons of internally-generated scrap being available versus the prior year due to improved operations and reductions in inventories.

ADMINISTRATIVE AND SELLING EXPENSE
Administrative and selling expense for 2003 was $46 million compared to $39 million for the year 2002. This increase was mainly due to expenditures for consulting fees in support of various improvement projects.

AMORTIZATION
Amortization for 2003 was $55 million, down slightly from the 2002 level of $58 million. The slightly higher amount in the year 2002 was primarily due to higher capital asset values in January 2002 prior to an $88-million reduction in the value of Algoma’s capital assets at January 31, 2002, as a result of implementing fresh start accounting.

FINANCIAL EXPENSE (INCOME)
A significant foreign exchange gain of $40 million resulted in financial income in 2003 of $14 million compared to financial expense of $36 million in 2002 ($31 million in the post-reorganization period). The $40 million gain is primarily on the U.S. dollar denominated long-term debt and is a result of the strengthening Canadian dollar in 2003. Interest included in financial expense was $26 million in 2003 compared to $38 million in 2002 ($31 million in the post re-organization period). The decline can be attributed to reduced borrowing under the Revolving Credit Facility and lower borrowing rates.

INCOME TAXES
The income tax expense of $18 million in 2003 is comprised of $10 million relating to the realization of tax assets that were not recognized upon implementing fresh start accounting, a $6 million future tax provision in respect of an unrealized foreign exchange gain on the $U.S. notes and $2 million for Federal Large Corporations Tax.

The income tax expense of $28 million in 2002 is comprised of $26 million relating to the realization of tax assets that were not recognized upon implementing fresh start accounting and $2 million for Federal Large Corporations Tax.

The Corporation’s effective income tax rate for 2003 and 2002 is higher than its statutory manufacturing and processing rate of 33% primarily due to the benefit of tax items that arose prior to the application of fresh start accounting being recorded through contributed surplus.

The Corporation’s estimate of income tax loss carryforwards, after giving effect to the financial reorganization, has not been reviewed by the Canada Revenue Agency and may be subject to change.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations in 2003 was $155 million compared to $25 million for the eleven-month period ended December 31, 2002. This consisted of $67 million of cash generated by operations and a decrease in operating working capital of $88 million. The components of the changes in working capital are described below. For the year 2002, cash generated by operations was $56 million.

Accounts receivable declined to $134 million at December 31, 2003 from $154 million at December 31, 2002. The decrease results primarily from lower selling prices in 2003.

Inventories declined to $211 million at the end of December 2003, compared to $270 million at December 31, 2002. The decrease was comprised of $19 million in raw materials and supplies, $29 million in work-in-process and $11 million in finished goods inventory. In general, the decrease was the result of a concerted effort throughout 2003 to reduce inventories.

Current liabilities, excluding bank indebtedness and the current portion of the term loan, were $137 million at December 31, 2003. This compares to $140 million at December 31, 2002. The decrease of $3 million was due to a reduction of the accrued interest on long-term debt of $11 million offset by an increase in accounts payable and accrued liabilities of $4 million and an increase in income and other taxes payable of $4 million.

Algoma Annual Report 2003 \ 23

Investing activities in 2003 consisted of $37 million of capital asset additions, an increase from the $26 million of capital asset additions in the year 2002. At December 31, 2003, the Company had commitments for future capital expenditures totalling $36 million, relating primarily to the purchase of manufacturing equipment.

Financing activities in 2003 consisted of repayment of the term loan of $29 million, the payment of deferred interest on long-term debt of $17 million, an increase in other long-term liabilities of $2 million, the incurrence of financing expenses of $5 million and a decrease in bank indebtedness of $69 million.

On September 3, 2003, Algoma entered into a new Loan and Security Agreement (“Agreement”). The Agreement expires on September 3, 2007, and provides Algoma with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At December 31, 2003, there was $125 million of unused availability under the Revolving Facility compared to $68 million at December 31, 2002 under the previous banking agreement.

The Company expects to meet its operating cash requirements through cash flow from operations, working capital reductions and the Revolving Facility.

OFF BALANCE SHEET FINANCING
The Company’s off balance sheet financing arrangements are limited to operating lease contracts for manufacturing equipment and premises. As disclosed in note 16 to the consolidated financial statements, minimum annual lease payments under operating leases for fiscal 2004 are $2 million.

CONTRACTUAL OBLIGATIONS (MILLIONS OF DOLLARS)
Algoma’s contractual obligations and their payment due dates are as follows:

Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-Term Debt	$164	$–	$–	$32	$132
Operating Leases	3	2	1	–	–
Purchase Obligations (1)	2,746	393	518	368	1,467
Other Long-Term Obligations	19	–	1 2	1	6

(1) Purchase obligations of future years have been estimated based on prices and exchange rates in effect on December 31, 2003.

DERIVATIVE FINANCIAL INSTRUMENTS
To manage risks associated with future variability in cash flows attributable to certain commodity purchases, Algoma utilizes natural gas and electricity swap contracts. Algoma designates its natural gas and electricity hedge agreements as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swaps. Unrealized gains and losses on the swaps are not recognized until realized.

At December 31, 2003, the aggregate notional amount of the natural gas swaps outstanding was approximately 4.3 million MMBtus expiring at various dates through to October 31, 2004. Algoma pays a fixed average price of $6.30 per MMBtu and receives afloating average price per MMBtu based on the settlement price per MMBtu for the NYMEX Henry Hub Natural Gas futures contract.

At December 31, 2003, the aggregate notional amount of the electricity swap was 120,600 Megawatt hours expiring on November 30, 2004. Algoma pays a fixed average price of $48.50 per Megawatt hour and receives a floating average price per Megawatt hour based on the hourly Ontario energy price.

The fair value of these financial instruments at December 31, 2003 was $4 million.

Algoma did not utilize any commodity swap contracts in the year 2002.

24 \ Algoma Annual Report 2003

PENSION FUNDS
Total pension funding for 2003 was $30 million compared to $26 million in 2002 ($24 million in the post re-organization period). The accrued pension liability reported in the financial statements at December 31, 2003 was $105 million compared to $106 million at December 31, 2002.

The market value of pension fund assets reported in the financial statements at December 31, 2003 was $341 million, compared to $306 million at December 31, 2002. The benefit obligation reported in the financial statements at December 31, 2003 was $512 million compared to $445 million at December 31, 2002. The annual measurement date of the plans is November 30.

The accounting treatment and funding of Algoma’s pension plans are based on a number of assumptions, including that the assets in the plans will have annual returns of approximately 6.75%. To the extent these assumptions are not realized, Algoma’s pension expense and cash funding could increase. For further information on pension matters, see note 10 to the 2003 consolidated financial statements.

As part of the financial reorganization in 2002, Algoma restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by Algoma in a separate plan.

TRADE
In October 2003, the Government of Canada announced that they would not implement remedies relating to the Canadian Steel Safeguard despite the finding (more than a year earlier) of injury by the Canadian International Trade Tribunal (CITT) in respect of several steel products. At the time of the announcement, Canada was the only NAFTA partner without tariff remedies covering steel products. Since the announcement by the Canadian Government, both the United States and Mexico have removed their remedies.

On January 9, 2004, the CITT determined that certain hot-rolled carbon steel plate and high-strength low-alloy steel plate originating in or exported from Bulgaria, the Czech Republic and Romania have caused material injury to the domestic industry. As a result of the injury finding, dumping duty may be applied to imports from these countries. The Company is pleased with this decision by the CITT.

During 2004, anti dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries are scheduled to expire. At the request of the Canadian producers, the CITT has initiated reviews of all three findings. The plate review will be completed by mid May 2004, the hot-rolled review by the end of June 2004 and the cold-rolled review by late August 2004.

Algoma will continue to monitor imports and defend our markets against imports that are unfairly traded.

RISK AND UNCERTAINTIES
Highly Competitive Nature and Excess Production Capacity of the Global Steel Industry
Algoma competes with numerous foreign and domestic steel producers. Some of its competitors have greater financial and capital resources than Algoma does, and continue to invest heavily to achieve increased production efficiencies, increased capacity and improved product quality. Algoma primarily competes with other steel producers based on the delivered price of finished products to Algoma’s customers. Algoma’s labour, raw material and energy costs are higher than those of many foreign producers. Although freight costs for steel can often make it uneconomic for distant steel producers to compete with the Company, to the extent that they have lower cost of sales, such as lower labour, raw material or energy costs, or are government subsidized, they may be able to successfully compete. Although the Company is continually striving to improve its operating costs, it may not be successful in achieving labour, raw material and energy cost improvements or gaining operating efficiencies that may be necessary to remain competitive.

The North American steel industry has historically faced significant competition from foreign steel producers. Some non-market economy foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign steel producers may be subject to less restrictive regulatory and environmental regimes that could provide a cost advantage relative to North American producers.

Algoma Annual Report 2003 \  25

Continued negative worldwide economic conditions or an economic downturn which affects demand for the Company’s products or an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies could all increase imports. It therefore is possible that more unfairly priced imports could enter into the North American market at a future date, resulting in further price erosion, which would adversely affect the Company’s ability to compete, its revenue and its profitability.

The domestic steel industry has experienced lengthy periods of difficult markets due to increased foreign imports. Due to unfavourable foreign economic conditions, excess foreign capacity and a strong Canadian and U.S. dollar, imports of steel products to the U.S. and Canadian markets have reached high levels and, in some cases, have been sold at prices below their combined production and export costs. From 1995 to 2003, U.S. steel industry production capacity utilization levels ranged from a high of 93.3% in 1995 to a low of 79.2% in 2001 and were approximately 81% in 2003. In recent years, a number of North American flat rolled steel facilities that had been closed or idled have become operational again, restoring additional supply into these markets. This additional capacity has resulted in more competitive product pricing and tends to increase pressure on industry profit margins.

On January 29, 2004, Stelco Inc., Canada’s largest steel company, applied for protection under the Companies’ Creditors Arrangement Act. In addition, since the beginning of 1997 over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their labour unions and suppliers. Some companies have even expanded and modernized during these reorganizations. Upon emerging from reorganization, these companies, or new entities that purchased their facilities through this process, have been relieved of many obligations, including environmental, employee, and retiree benefit and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate with lower costs than Algoma. Stelco Inc. may emerge from a court-supervised restructuring with some or all of these advantages.

Cyclicality of the North American Steel Industry
The North American steel industry is cyclical in nature and sensitive to general economic conditions. The financial condition and results of operation of companies in the steel industry are generally affected by macroeconomic fluctuations in the Canadian, United States and global economies. Due mainly to its product mix, Algoma has a higher exposure to spot markets than most of its North American competitors and is, therefore, subject to more volatility in its selling prices. In addition, steel prices are sensitive to trends in cyclical industries such as the North American automotive, construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products. In addition, many of its customers are affected by North American and worldwide economic downturns, which have resulted, and may in the future result, in defaults in the payment of accounts receivable owing to the Company and reduced sales levels.

There was a substantial increase in steel imports to North America commencing in 1997 resulting in downward pressure on steel prices through 2003. Steel imports into the U.S. declined by 30% in 2003 but the same decline did not occur with imports into Canada. Approximately 40% of the Canadian market was serviced by imports in 2003, which was similar to the average for the previous six years. Imports from the rest of the world were down in 2003, offset by an increase in imports from the U.S. Although demand is currently strong for the Company’s products, there can be no assurance that a high level of imports will not continue in the future causing deterioration in prices and demand for its products.

Market conditions for steel products in the North American market have fluctuated over the years. Events or conditions having an adverse effect on the steel industry in general or on Algoma’s markets in particular could have a material adverse effect on the Company’s financial condition or results of operations. Future economic downturns, a stagnant economy or currency fluctuations, such as a further strengthening of the Canadian dollar, which would lead to a decrease in the cost of imported products, may adversely affect Algoma’s business, results of operations and financial condition.

Low Priced Imports and Trade Regulation
The Company’s business has historically been affected by both Canadian and United States trade legislation intended to limit “dumping”, a practice employed by certain foreign competitors that have sold steel into the United States or Canadian markets at prices below their costs or below prices prevailing in their own domestic markets. Such practices may result in injury to companies producing goods in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and

26 \ Algoma Annual Report 2003

the ability to raise capital. Although in a number of cases Canadian trade laws have been successfully employed in the past, they may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect the Company. If current and future trade cases do not provide relief from such trade practices, relevant Canadian trade laws are weakened, world demand for steel decreases or the United States or Canadian dollars strengthen against foreign currencies, an increase in the market share of imports into Canada may occur, which could have a material adverse effect on the Company. Moreover, trade regulations in other countries, particularly the United States, could materially adversely affect Algoma to the extent that they reduce or eliminate Algoma’s access to certain steel markets. There can be no assurances that the Company will be able to compete effectively in the future.

A change in the situation in China could have a significant impact on steel markets in the rest of the world. China is presently increasing steel producing capacity by millions of tons every year. They are also importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices in the rest of the world, particularly for iron ore and scrap. Chinese demand for vessels to import raw materials and export finished products is also causing a shortage of vessels for other purposes and is increasing ocean freight rates to unprecedented levels. Although this situation may be favourable to the Company at the present time, as it is driving up the price of steel products in North America, it may change in the future. As the Chinese supply of steel is brought into balance with the demand, countries presently exporting large volumes to China will be searching for alternative markets. Since Canada and the U.S. are the largest “open market” in the world, imports from these other countries could impact the North American market resulting in a loss of sales volume, price and profitability for the Company.

Currency Fluctuations
The prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger Canadian dollar relative to the U.S. dollar reduces the Company’s Canadian dollar selling prices for sales into both Canada and the U.S. market.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets and also encourage imports from the U.S. Therefore, a significant increase in the value of the Canadian dollar could materially and adversely affect Algoma’s results of operations and financial condition. Algoma considers its currency hedging strategy from time to time, and currently has no hedging contracts in place.

Increases in the value of the Canadian dollar relative to the home currencies of global steel producers would also increase the probability of increased imports.

Variability of Financial Results
Algoma’s financial results may fluctuate substantially, not only due to the cyclicality of the steel industry and fluctuations in foreign exchange rates, but also due to other factors such as Algoma’s higher exposure to spot markets than most of its North American competitors, specific product competition, operating performance, uncontrollable increases in prices of raw materials and energy and difficulties or delays in capital projects. Algoma experienced a period of low selling prices for its steel products during the first nine months of 2003. Although selling prices improved in the fourth quarter of 2003 and there have been further announced increases to date for 2004, no assurance can be given that these improvements will be sustained in the future.

Substantial Capital Investment, Capital Commitments and Maintenance Expenditures Required
The Company’s operations are capital intensive. Algoma expects to be required to make ongoing significant capital expenditures in an effort to achieve and maintain competitive levels of capacity, cost, productivity and product quality. Total capital expenditures were $22.4 million, $25.9 million and $36.8 million for the years ended December 31, 2001, 2002 and 2003, respectively. Capital expenditures at these low levels cannot be sustained indefinitely. Capital expenditures in 2004 are expected to be approximately $63.0 million.

The most significant capital project facing the Company is the #7 Blast Furnace reline currently scheduled for 2010 at an estimated cost of $120 million. In addition to the capital expenditure for the reline, there is a substantial operating cost penalty during the reline related to lower production volume and the need for purchased slabs. The timing and cost of the #7 Blast Furnace reline is critical to the Company and there is a risk that a complete reline could be required prior to 2010. The Company has estimated that an additional expenditure of approximately $52 million will be required between 2004 and 2010 to support the blast furnace operation until the planned reline in 2010.

Algoma Annual Report 2003 \ 27

Algoma’s business may not generate sufficient operating cash flow and external financing sources may not be available in an amount suffi-cient to enable it to make anticipated capital expenditures, service or refinance its indebtedness or fund other liquidity needs.

Underfunding of Pension Plans
The Company had an unfunded pension liability of $171 million as at December 31, 2003, based on an actuarial estimate for financial reporting. On a statutory funding basis the unfunded liability is estimated at $227 million as at December 31, 2003. Employer contributions in 2003 were $30 million. Based on current interest rates and projected investment returns the Company expects that effective September 2004 annual funding will increase to approximately $50 million, subject to annual adjustments thereafter. A significant portion of the estimated increased funding is expected to be a payment towards the reduction of the unfunded liabilities. The unfunded liability could increase due to changes to the collective bargaining agreements, decline in interest rates, investment returns at less than the actuarial assumptions, or changes to the governmental regulations governing funding and other factors. The Company could be adversely affected by the resulting increases in annual funding obligations.

Post-Employment Benefits
The Company provides certain post-employment benefits to its retirees. These benefits include drug, life insurance and hospitalization coverage. The Company does not prefund these obligations. At December 31, 2003, the liability for these obligations was $243 million. The cash paid in 2003 to fund these benefits was $12 million. The Company’s obligation for these benefits could increase in the future due to a number of factors including changes in interest rates, changes to the collective bargaining agreements, increasing costs for these benefits, particularly drugs, and any transfer of costs currently borne by government to the Company.

Adverse Impact of the Company’s Level of Indebtedness
The Company has significant debt obligations. If the Company is unable to meet its debt obligations, it may need to consider refinancing or adopting alternative strategies to reduce or delay expenditure, selling assets or seeking additional equity capital.

Algoma’s high degree of leverage could have important consequences for shareholders, including the following:

■
it may limit Algoma’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

■
a substantial portion of Algoma’s cash flows from operations must be dedicated to the payment of interest on Algoma’s indebtedness and is not available for other purposes, including its operations, capital expenditures and future business opportunities; principal repayments on the 11% Notes are scheduled at U.S.$12.5 million in each of 2007 and 2008 with the remaining U.S.$100 million due in 2009;

■	borrowings under the loan agreement with the banking syndicate are at variable rates of interest, exposing Algoma to the risk of increased interest rates;
■	it may limit Algoma’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and
■	the Company may be vulnerable in a downturn in general economic conditions or in its business, or it may be unable to carry out capital spending that is important to its growth.

Recent Insolvencies
In February 1991, the predecessor company to Algoma became insolvent and sought protection under the Companies Creditors Arrangement Act (the “CCAA”). In April 2001, the Company filed for protection under the CCAA. On January 29, 2002, Algoma emerged from court protection pursuant to a plan of arrangement and reorganization.

Supply of Raw Materials and Energy Costs
Algoma’s operations require substantial amounts of raw materials and energy including coal, iron ore, scrap, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, government regulations and accordingly, are subject to change. The cost of several key inputs, including iron ore, scrap and coal, is expected to

28 \ Algoma Annual Report 2003

increase in 2004 due to strong steel markets and an economic recovery. Algoma’s results of operations could be adversely affected by supply interruptions or further increases in the cost of materials. Algoma’s iron ore, coal and scrap costs would be adversely affected by a decrease in the relative value of the Canadian dollar. There can be no assurance that adequate supplies of oxygen, electricity, natural gas, coal or iron ore will be available in the future or that future increases in the cost of such materials will not adversely affect Algoma’s operations.

Financial Restrictions
The trust indenture in respect of Algoma’s 11% secured notes and 1% convertible secured notes, its loan agreement and other agreements governing Algoma’s indebtedness contain provisions that limit its ability to pay dividends or make other restricted payments or investments; incur additional indebtedness; create liens on assets; merge, consolidate or sell all or substantially all of its assets; and create restrictions on dividends or other payments by restricted subsidiaries. In addition, Algoma’s revolving credit facility contains restrictive covenants that require Algoma to maintain a minimum unused availability of $25 million and to maintain financial ratios when unused availability is below $50 million, including minimum levels of cash flow to total debt service and maximum annual capital expenditure levels. Algoma’s ability to comply with these restrictions may be affected by events beyond its control. Algoma may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants. These covenants may also limit Algoma’s ability to obtain additional or more favourable financing. In addition, substantially all of Algoma’s assets have been pledged to secure its revolving credit facility and the 11% and 1% notes.

Technology and Competition
There is ongoing research and technological developments with respect to the various processes associated with steel production which have the potential to reduce costs and improve quality. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not or cannot.

Labour Matters
Algoma has approximately 2,900 employees, of which approximately 2,800, representing 97% of the Company’s employees, are represented by two locals of the United Steelworkers of America under two collective bargaining agreements. The collective agreements expire July 31, 2004. Algoma may be unable to successfully negotiate new collective bargaining agreements without any labour disruption. The Company is currently obligated to pay the employees $10 million on each of June 30, 2004 and June 30, 2005 with respect to the collective bargaining agreements signed in January, 2002.

Algoma’s customers, or companies upon which Algoma are dependent for raw materials, transportation, or other services, could also be affected by labour difficulties. Any such activities, disruptions or difficulties could result in a significant loss of production and sales and have a material adverse effect on Algoma’s financial condition or results of operations.

Environmental Matters
Algoma’s operations are required to comply with an evolving body of environmental laws concerned with, among other things, emissions into the air, discharges to surface and ground water, the investigation and remediation of contaminated property, noise control, waste management and disposal, mine closure and rehabilitation and the generation, handling, storage, transportation, presence and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions. Algoma’s Environment, Health and Safety Department regularly reviews the Company’s operating practices to monitor compliance with Algoma’s environmental policies and legal requirements.

In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and remediation of contaminated properties. Liability may attach regardless of fault or the legality of the original management or disposal of the substance or waste. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require investigation and remediation. Algoma could be liable for the costs of such investigations and remediation. Costs for any remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to waste disposal, mine closure (whether related to its former iron ore mine in Wawa or former mining properties located elsewhere that will need to be closed, investigated, remediated and/or monitored), emissions into the air (including noise control) or water or the storage of materials, could be substantial and could have a material adverse effect on Algoma’s results of operations.

Algoma Annual Report 2003 \ 29

The Company is required to file a mine closure plan representing its former iron ore mine in Wawa by December 31, 2006. At that time the Company expects to be required to provide financial assurance to the Province of Ontario in respect of ongoing maintenance and further capital required at the mine site. The annual ongoing maintenance expenses are estimated at $400,000. Total capital expenditures, currently estimated at $6 million, are expected to commence in 2010. No assurance can be given that current estimates for ongoing maintenance and capital expenditures are accurate. The form or amount of financial assurance required by the Province will not be determined until the filing of the mine closure plan in December 2006.

Pursuant to a Certificate of Approval dated May 24, 2003, the Company is required to install by 2010 certain equipment in the No. 7 Blast Furnace to reduce casthouse emissions. The cost of this equipment and its installation is currently estimated at $20 million. No assurance can be given that the actual cost of the equipment and its installation will not exceed the Company’s current estimate.

Algoma’s operations are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect the operations of Algoma and may subject Algoma to penalties. In addition, if environmental laws are amended or are interpreted or enforced differently, or if new environmental legislation is enacted, Algoma may be required to obtain additional operating permits or approvals and incur additional costs. There can be no assurance that Algoma will be able to meet all applicable regulatory requirements. In addition, Algoma may be subject to fines, penalties or other liabilities arising from its actions or admissions that may be imposed under environmental laws, including as a result of actions or other proceedings commenced by third parties, such as neighbours or government regulators. No assurance can be given that unforeseen changes, such as new laws (for example, currently proposed legislation requiring the elimination of PCB containing equipment) or stricter enforcement policies, or an unexpected incident at one of Algoma’s properties or operations, will not have a material adverse effect on the business, financial condition or results of operations of Algoma.

Competition of Products with Other Materials
In the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to steel or other changes in the industries for these competitive materials could cause net sales to decline.

Unexpected Equipment Failures
Algoma’s manufacturing processes are dependent upon critical steelmaking equipment, such as furnaces, continuous casters, rolling mills, and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations for the affected period. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, an unexpected failure in the Company’s computer system may have the same result.

Dependence on Senior Management
Algoma’s operations and prospects depend in large part on the performance of Algoma’s senior management team. The Company cannot assure that such individuals will remain as employees. In addition, Algoma can make no assurance that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of senior management or difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on Algoma’s business, financial condition and results of operations.

Insurance
To date, Algoma has been able to obtain liability insurance for the operation of its business. However, there can be no assurance that Algoma’s existing liability insurance will be adequate or that it will be able to be maintained or that all possible claims that may be asserted against Algoma will be covered by insurance.

30 \ Algoma Annual Report 2003

Future Capital Requirements
The Company may need to raise additional funds in the future in order to take advantage of growth opportunities or to respond to competitive pressures. There can be no assurance that additional financing will be available on terms acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be adversely affected.

Tax Loss Carryforwards
The Company’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at December 31, 2003 are estimated to be $76 million and $195 million respectively, the benefit of which has not been recognized in the 2003 audited consolidated financial statements of the Company. Algoma’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Revenue Agency (or any successor agency) and could be reduced.

Effect of Potential Future Acquisitions
Algoma believes that there continues to be significant opportunity for future growth through selective acquisitions given the pace of consolidation in the steel industry and the increasing trend of its customers to focus on fewer key suppliers. As a result, Algoma intends to continue to apply a selective and disciplined acquisition strategy. Possible future acquisitions will likely involve a number of risks.

Future acquisitions may be required for the Company to remain competitive, but there can be no assurance it can complete any such transactions on favourable terms or that it can obtain financing, if necessary, for such transactions on favourable terms. In addition, there can be no assurance that future transactions will improve the Company’s competitive position and business prospects as anticipated; if they do not, its results of operations may be adversely affected.

OUTLOOK
Steel markets in North America in early 2004 are very strong due to the strength of global markets and particularly China, a weaker U.S. dollar combined with an increase in ocean freight rates which discourages imports, and a general recovery in the manufacturing sector. Significant price increases have been announced for the first quarter and the outlook for the first half of 2004 is positive. The benefit of higher prices is expected to be partially offset by higher costs for sourcing of raw materials.